April 3, 2025
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:
Horace Mann Life Insurance Company Separate Account
Goal Planning Annuity (File Nos. 333-215819/811-1343)
Request for Amendment Withdrawal of Post-Effective Amendment No. 26
to Registration Statement on Form N-4
Commissioners:
Pursuant to Rule 477 under the Securities Act of 1933, the Horace Mann Life Insurance Company (“HMLIC”) would like to withdraw Post-Effective Amendment No. 26 filed pursuant to paragraph (a) of Rule 485.
The withdrawal of Amendment 26 was a business decision. HMLIC will not be reintroducing the Goal Planning Annuity for new sales. As such, HMLIC wishes to withdraw the 485APOS filing submitted on February 28th, 2025. HMLIC will submit a 485BPOS filing to be effective May 1, 2025.
Please withdraw SEC Accession No. 0001193125-25-041504 accepted 2025-02-28 11:56:44.
If you have any questions or comments about this transmittal, please contact me at 217-788-5780 or Maureen Bolinger at 217-788-5720.
Sincerely,
/s/ Allen R. Reed
Allen R. Reed Assistant Vice President and Assistant General Counsel, Horace Mann Life Insurance Company
cc:
Maureen Bolinger
The Horace Mann Companies 1 Horace Mann Plaza Springfield, Illinois 62715-0001
217-789-2500 www.horacemann.com